QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months Ended June 30, 2005	2004	2003	2002	2001	2000
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(107)	$(1,706)	$(1,832)	$(20,115)	$(7,362)	$(2,034)
Add: estimated fixed charges	836	1,678	1,936	1,998	1,856	1,324
Add: estimated amortization of capitalized interest	7	18	24	25	19	12
Less: interest capitalized	(5)	(12)	(19)	(41)	(187)	(105)

Total earnings available for fixed charges	731	(22)	109	(18,133)	(5,674)	(803)
Estimate of interest factor on rentals	70	135	160	168	232	176
Interest expense, including amortization of premiums, discounts and debt issurance costs	761	1,531	1,757	1,789	1,437	1,043
Interest capitalized	5	12	19	41	187	105

Total fixed charges	$836	$1,678	$1,936	$1,998	$1,856	$1,324

Ratio of earnings to fixed charges	0.9	(0.0)	0.1	(9.1)	(3.1)	(0.6)
Additional pre-tax income needed for earnings to cover total fixed charges	$105	$1,700	$1,827	$20,131	$7,530	$2,127

QuickLinks

  Exhibit 12
QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Millions)